WABCO Holdings Inc.
1 Centennial Ave.
PO Box 6820
Piscataway, NJ
08855-6820
www.wabco-auto.com

Phone: 732-369-7480
Fax: 732-369-7490

May 28, 2009

Via Electronic Submission

Ms. Linda Cvrkel

Branch Chief

United States Securities and Exchange Commission

Washington, DC 20549

Re:	WABCO Holdings Inc.
Form 10-K for the year ended December 31, 2008
Filed February 24, 2009
File No. 001-33332

Dear Ms. Cvrkel:

On behalf of WABCO Holdings Inc. (the “Company”), we are hereby responding to the comment by the staff of the Securities and Exchange Commission (the “Staff”) contained in your letter dated May 21, 2009 (the “Comment Letter”), in connection with the Company’s annual report on Form 10-K for the year ended December 31, 2008.

We hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For convenience of reference, the Staff’s comment is reproduced below in italics under the heading followed by the Company response.

Form 10-K for the year ended December 31, 2008

Note 16. Related Party Transactions, page 72

1.	We note from your response to our prior comment 12 that although you account for the equity interest in Sundaram-Clayton Ltd. using the unaudited results of operations through December 31, 2008, you use the most recent year-end audited financial statements (i.e., March 31, 2008) for purposes of disclosing detailed footnote information contained in Note 16. In light of differences that may arise from doing so, we believe that you should expand your disclosures in future filings to discuss your use of different periods to account for investment under the equity method within your financial statements your disclosure that amounts related to the Sundaram-Clayton Ltd equity investment have been derived from the audited consolidated financial statements and for footnote disclosure purposes and the reasons thereof. Further, your revised disclosure should also identify the nature and amount of any differences between amounts used in the accounting for the equity investment and those used in Note 16. If the differences are not material you should indicate that in your disclosure.

Company Response:

In response to the Staff’s comment, in future filings the Company will expand and revise its disclosure accordingly.

We thank you for your prompt attention to this response and look forward to hearing from you at your earliest convenience. Should you have any questions you wish to discuss in person, please call the undersigned at 011 32-2-663-9855 (international dial from the US), or alternatively Todd Weinblatt, Vice President and Controller, in the US at 732-369-7480.

Very truly yours,

Ulrich Michel
Chief Financial Officer